[ING LOGO]

July 20, 2010

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on July 8, 2010, for Post-Effective Amendment No. 4 filed on or about May 20, 2010, to the Registration Statement on Form N-1A for ING Separate Portfolios Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comment

1.

Comment:                 The Staff requested that the Registrant provide proposed legend disclosure for the summary prospectus before the prospectuses print as it is the Securities and Exchange Commission’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not the shareholder reports.

Response: Included below is the Registrant’s legend disclosure for the summary prospectuses:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated July 30, 2010, and the audited financial statements on pages                       of the Fund’s shareholder report dated March 31, 2010 are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

Summary Prospectus - Item 3 — Fee Table

2.

Comment:                 The Staff requested that in the Annual Fund Operating Expenses table that the administrative services fee not be a separate line item.  It requested that since the administrative fee is part of the management fee or other listed expenses, that the administrative fee be a separate “sub” line item of the expense it is a part of.

Response:                 The Registrant appreciates the comment, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

Summary Prospectus - Item 3 — Example

3.

Comment:                 The Staff requested that the disclosure in the narrative regarding the examples that reflects the expense limitation agreement and/or waivers be deleted in cases in which a Fund does not have an expense limitation agreement or waiver.

Response:                 The Registrant appreciates the comment, but notes that expense limits/waiver agreements may be in effect at the time of the filing of this registration statement that have not yet been activated and are therefore not reflected in the expense table.  Additionally, the Registrant notes that a Fund that is not currently the beneficiary of an expense limit/waiver agreement may be in the future.  The Registrant does not believe that Item 3 is intended to prevent the Registrant from disclosing such circumstances, and accordingly, the Registrant believes that the current disclosure is in compliance with Instruction 4 to Item 3.

Summary Prospectus - Item 4 — Investments and Risks

4.

Comment:                 The Staff requested that the disclosure following the risk disclosure which states that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency should be deleted if the Fund is not sold by a bank.

Response: The Registrant prefers to leave the disclosure in the prospectus because the Registrant believes that the Fund may be sold through an insured depository institution.

Summary Prospectus - Item 4 — Performance Information

5.

Comment:                 The Staff requested that the Registrant remove sentences in the narrative preceding the performance charts which state that the Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect, and

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

that absent such fee waivers/expense limitations, if any, performance would have been lower.

Response: The Registrant appreciates the comment, but believes that deleting that disclosure would make the performance information related to the tables confusing to the investor.

6.

Comment:                 The Staff requested that the Registrant remove the first footnote following the performance charts that states that the index return does not reflect deduction for fees, expenses or taxes and move it to a parenthetical following the index in the table.

Response: The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

7.

Comment:                 The Staff requested that the footnote to the performance table that states that the index performance since the date closest to the Class’ inception for which data is available should be deleted as a footnote to the table.

Response: The Registrant appreciates the comment, but believes that deleting that disclosure as a footnote would make the tables confusing.

Summary Prospectus - Item 6 — Purchase and Sale of Fund Shares

8.

Comment:                 The Staff requested that the Registrant remove the second sentence in the narrative which states that generally, purchase and redemption orders for Fund shares are processed at the net asset value next calculated after an order is received by the Fund’s distributor.

Response: The Registrant will remove the language as requested above.

Statutory Prospectus - Item 9

9.	Comment: The Staff believes that the risks should be tied back to which Fund they apply to. The Staff suggested a table or parentheticals after each risk.

Response:                 The Registrant appreciates the comment, but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Fund. In addition, the third paragraph of the section entitled “Additional Information About the Fund’s Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

10.

Comment:                 The Staff commented that the Registrant should provide the complete description of a Fund’s principal investment strategies under the section heading “Additional Information About Principal Investment Strategies” and not in the summary prospectus per Item 9(b).

Response:                 The Registrant currently provides the risk description in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the prospectuses.  However, with respect to the description of principal investment strategies, the Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

11.	Comment: The Staff requested that a caption, such as “Additional Risks,” be added to the beginning of the section that describes additional risks that are not included in the Funds’ summaries.

Response: The Registrant will add an “Additional Risks” caption as suggested above.

Fund Specific Comments

ING SPorts Core Fixed Income Fund

12.	Comment: The Staff requested that the Registrant explain the meaning of “SPorts Core” in the Fund name, and whether the name is reflected in the Fund’s strategy.

Response: The term “SPorts” is an acronym for part of the name of the Registrant “Separate Portfolios Trust.” The term “Core” in the Fund’s name refers to the type of strategy used by the Fund.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

13.	Comment: The Staff requested that the Registrant define the term “total return.”

Response:                 The Registrant is defining total return as a combination of income and capital appreciation.  This language was inadvertently removed from the disclosure due to a change in the format of the prospectus.  This language has been re-inserted into the prospectus.

14.	Comment: The Staff commented that the Registrant has not summarized the strategy as stated in Item 4. Please summarize the strategy and move additional details to Item 9.

Response:                 With respect to the description of principal investment strategies, the Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

15.	Comment: The Staff requested that a risk for investment in preferred stock be added to the risk disclosure.

Response: The Registrant appreciates the comment, but believes that investment in preferred stock is covered by company risk and market risk, both of which are disclosed in the Fund’s prospectus.

16.

Comment:                 The Staff requested that the Registrant include strategy disclosure identifying the reason for the Fund’s use of the derivatives.  In addition, the Staff stated that this comment applies to all funds that invest in derivatives.

Response: The Registrant will revise the strategy disclosure as requested.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

[ING Funds Logo]

July 20, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Separate Portfolios Trust

SEC File Nos. 333-141111; 811-22025

Dear Mr. Thompson:

ING Separate Portfolios Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP